VIKING MUTUAL FUNDS
116 1ST ST. SW, SUITE C
MINOT, ND 58701

VIA EDGAR

April 17, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Request for Withdrawal—Form RW Viking Mutual Funds Registration on Form N-14 (Registration Statement File No. 333-158512)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), Viking Mutual Funds (the "Trust") hereby requests the withdrawal of the above-mentioned Registration Statement on Form N-14 (the "Registration Statement") that was originally filed with the Securities and Exchange Commission (the "SEC") on April 9, 2009. The Trust is requesting such withdrawal because the Registration Statement failed to include the correct series identifiers for the acquiring series. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement. It is therefore in the best interest of the Trust and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the Registration Statement be deemed granted as of the date it is filed with the SEC unless the Trust receives notice from the SEC that this application will not be granted.

If you have any questions concerning the foregoing, please contact Felice Foundos of Chapman and Cutler LLP at (312) 845-3864.

Sincerely,

VIKING MUTUAL FUNDS

By:	/s/Shannon D. Radke
President